Contact

www.linkedin.com/in/chen-katz-956742142 (LinkedIn)

Top Skills

Investment Management
Venture Capital
Private Equity

Chen Katz

Active Chairman at Alarum Technologies Ltd. (NASDAQ, TASE: ALAR) & at Nanomedic Technologies Ltd., Chairman of the Board at Coral Smart Pool Inc., Board Member at Tech and Growth Companies

Israel

Summary

Experienced Chairman, Board Member and Chief Executive Officer with a demonstrated history of working in the venture capital and private equity industry. Skilled in Venture Capital, Capital Markets, Private Equity, Deal Structures, and Investment Management. Strong business development professional with a Master's degree focused in Law and Economics from Erasmus University Rotterdam.

Experience

Inrom Construction Industries, Ltd.

Board Member
November 2024 - Present (4 months)

Alarum Technologies Ltd.

Chairman Of The Board
January 2019 - Present (6 years 2 months)
Tel Aviv District, Israel

Nanomedic Technologies Ltd.

Chairman Of The Board
August 2018 - Present (6 years 7 months)
Lod, Israel

Coral Smart Pool Inc.

Chairman of the Board
December 2021 - Present (3 years 3 months)
Israel

Connexa Capital

Co-Founder & Director
April 2022 - Present (2 years 11 months)

Aminach Furniture and Mattresses Industry Ltd.
Director
December 2018 - June 2024 (5 years 7 months)
Israel

Compulab
Director
December 2012 - July 2021 (8 years 8 months)
Yokneam, Isarel

TechnoPlus Ventures
CEO
January 2002 - June 2020 (18 years 6 months)
Israel

TechnoPlus Ventures is an independent investment company based in Israel.
It commenced its investment activities in 1997 and has been traded on the
Tel-Aviv Stock Exchange (TASE: TNPV) since 1999. TechnoPlus currently
manages a portfolio of mature enterprises.
The company's primary focus is on identifying and investing in small to mid-
sized profitable growth companies, seeking equity or debt investment to
support continuous growth.
TechnoPlus portfolio companies benefit from the vast experience of the
TechnoPlus management team. TechnoPlus representatives on the boards
of directors of its portfolio companies assist each company's management to
build a strong financial structure, develop and implement a focused marketing
plan to penetrate new markets, improve its operations and gain better access
to major financial arenas worldwide. Our hands-on mentoring policy, coupled
with a strong partiality for partnering with talented and ambitious people,
makes TechnoPlus stand out in the landscape of investment companies.
TechnoPlus strives to leverage its strategic alliances and past experience
in helping to locate new out-of-the-box growth opportunities and additional
funding for its investments, and seeks exit potential through IPOs or M&As

Danziger, Klagsbald & Co.
Associate Lawyer
2000 - 2002 (2 years)
Tel Aviv Area, Israel

Yaacov Salomon, Lipschütz & Co.
Associate Lawyer
1998 - 1999 (1 year)

Haifa Israel

Education

Erasmus University Rotterdam

Master's degree, Law and Economics · (1999 - 2000)

University of Haifa

Bachelor of Laws - LLB, Law · (1994 - 1998)